UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   August 14, 2002

ANNTAYLOR STORES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-10738	13-3499319
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

142 West 57th Street
New York, New York 10019
(Address, including Zip Code, of Registrant's Principal Executive Offices)

(212) 541-3300
(Registrant's Telephone Number, Including Area Code)

ANNTAYLOR, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-11980	51-0297083
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

142 West 57th Street
New York, New York 10019
(Address, including Zip Code, of Registrant's Principal Executive Offices)

(212) 541-3300
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Names or Former Addresses, if Changed
Since Last Report)

This combined Form 8-K is separately filed by each of AnnTaylor Stores Corporation and AnnTaylor, Inc. The information contained herein relating to each individual registrant is filed by such registrant on its own behalf.

ITEM 5. OTHER EVENTS AND REGULATION FD DISCLOSURE.

AnnTaylor Stores Corporation (the "Company") issued a Press Release, dated August 14, 2002. A copy of the Press Release is appended to this report as Exhibit 99.1 and is incorporated herein by reference.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS.

(a)   Not applicable.

(b)   Not applicable.

(c)   Exhibits.

99.1   Press Release issued by the Company on August 14, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

ANNTAYLOR STORES CORPORATION

By: /s/ Barbara K. Eisenberg
        Barbara K. Eisenberg
Date: August 15, 2002   Senior Vice President,
        General Counsel and Secretary

ANNTAYLOR, INC.

By: /s/ Barbara K. Eisenberg
        Barbara K. Eisenberg
Date: August 15, 2002   Senior Vice President,
        General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.   Description

99.1   Press Release issued by the Company on August 14, 2002.